Rec'd 2/22/02

SECURITIE 02019073 SSION

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SEC FILE NUMBER

8-35776

RECD S.E.C. FEB 22 2002 519

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

## FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 7/1/00 (MM/DD/YY) AND ENDING 6/30/01 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
AM & M Investment Brokers Inc.

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code — Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche

(Name — *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 15 2002 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

# A.M. & M. INVESTMENT BROKERS, INC. (A Wholly Owned Subsidiary of A.M. & M. Financial Services, Inc.)

**Financial Statements as of and for the Years Ended June 30, 2001 and 2000, Supplemental Schedules as of and for the Year Ended June 30, 2001 and Independent Auditors' Report**

# A.M. & M. INVESTMENT BROKERS, INC.
# (A Wholly Owned Subsidiary of A.M. & M. Financial Services, Inc.)

## TABLE OF CONTENTS

Deloitte & Touche LLP
2200 Chase Square
Rochester, New York 14604-1998

Tel: (716) 238-3300
Fax: (716) 232-2890
www.us.deloitte.com

**Deloitte & Touche**

# INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of
A.M. & M. Investment Brokers, Inc.
Rochester, New York

We have audited the following financial statements of A.M. & M. Investment Brokers, Inc. (a New York Corporation and a wholly owned subsidiary of A.M. & M. Financial Services, Inc.) (the "Company") for the years ended June 30, 2001 and 2000, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934:



These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included a review of the Company's control activities for safeguarding securities. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of A.M. & M. Investment Brokers, Inc. at June 30, 2001 and 2000, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The following supplemental schedules of A.M. & M. Investment Brokers, Inc. as of June 30, 2001, are presented for the purpose of additional analysis and are not a required part of the basic consolidated financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934:

These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 2001 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic 2001 financial statements taken as a whole.

Deloitte & Touche LLP

July 24, 2001

## A.M. & M. INVESTMENT BROKERS, INC.
## (A Wholly Owned Subsidiary of A.M. & M. Financial Services, Inc.)

### BALANCE SHEETS
### JUNE 30, 2001 AND 2000

| ASSETS | 2001 | 2000 |
|---|---|---|
| CURRENT ASSETS: | | |
| Cash and cash equivalents | $239,389 | $234,527 |
| Commissions receivable | 102,292 | 235,175 |
| Total current assets | 341,681 | 469,702 |
| DEFERRED INCOME TAX ASSET | 17,000 | 7,000 |
| DEPOSIT | 25,000 | 25,000 |
| TOTAL | $383,681 | $501,702 |

| LIABILITIES AND STOCKHOLDER'S EQUITY | | |
|---|---|---|
| CURRENT LIABILITIES: | | |
| Accrued commissions | $154,714 | $252,913 |
| Accrued income taxes | - | 41,000 |
| Total current liabilities | 154,714 | 293,913 |
| STOCKHOLDER'S EQUITY: | | |
| Common stock, no par value, 200 shares authorized, 100 shares issued and outstanding | 8,800 | 8,800 |
| Retained earnings | 220,167 | 198,989 |
| Total stockholder's equity | 228,967 | 207,789 |
| TOTAL | $383,681 | $501,702 |

See notes to financial statements.

# A.M. & M. INVESTMENT BROKERS, INC.
## (A Wholly Owned Subsidiary of A.M. & M. Financial Services, Inc.)

### STATEMENTS OF INCOME
### YEARS ENDED JUNE 30, 2001 AND 2000

| | 2001 | 2000 |
|---|---|---|
| COMMISSION REVENUE | $2,888,703 | $2,864,656 |
| OPERATING EXPENSES: | | |
| Commissions | 2,350,498 | 2,300,292 |
| Management fee | 525,191 | 423,272 |
| Insurance | 17,739 | 5,524 |
| Other | 28,403 | 32,789 |
| Total operating expenses | 2,921,831 | 2,761,877 |
| (LOSS) INCOME FROM OPERATIONS | (33,128) | 102,779 |
| OTHER INCOME: | | |
| Interest income | 13,464 | 2,081 |
| Miscellaneous income | 276 | 125 |
| Total other income | 13,740 | 2,206 |
| (LOSS) INCOME BEFORE PROVISION FOR INCOME TAXES | (19,388) | 104,985 |
| PROVISION FOR INCOME TAXES | 40,566 | (23,100) |
| NET INCOME | $ 21,178 | $ 81,885 |

See notes to financial statements.

# A.M. & M. INVESTMENT BROKERS, INC.
# (A Wholly Owned Subsidiary of A.M. & M. Financial Services, Inc.)

## STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
## YEARS ENDED JUNE 30, 2001 AND 2000

| | Common Stock | | Retained |
|---|---|---|---|
| | Shares | Amount | Earnings |
| BALANCE, June 30, 1999 | 100 | $ 8,800 | $ 117,104 |
| Net income for fiscal 2000 | - | - | 81,885 |
| BALANCE, June 30, 2000 | 100 | 8,800 | 198,989 |
| Net income for fiscal 2001 | - | - | 21,178 |
| BALANCE, June 30, 2001 | 100 | $ 8,800 | $ 220,167 |

See notes to financial statements.

## A.M. & M. INVESTMENT BROKERS, INC.
## (A Wholly Owned Subsidiary of A.M. & M. Financial Services, Inc.)

### STATEMENTS OF CASH FLOWS
### YEARS ENDED JUNE 30, 2001 AND 2000

| | 2001 | 2000 |
|---|---|---|
| CASH FLOW FROM OPERATING ACTIVITIES: | | |
| Net income | $ 21,178 | $ 81,885 |
| Adjustments to reconcile net income to net cash flow provided by operating activities: | | |
| Changes in: | | |
| Commissions receivable | 132,883 | (99,219) |
| Accrued commissions | (98,199) | 144,498 |
| Accrued and deferred income taxes | (51,000) | 23,100 |
| Net change in due to affiliate | - | (29,822) |
| Net cash flow provided by operating activities | 4,862 | 120,442 |
| CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR | 234,527 | 114,085 |
| CASH AND CASH EQUIVALENTS - END OF YEAR | $239,389 | $234,527 |
| SUPPLEMENTAL CASH FLOW INFORMATION: | | |
| Cash paid during the period for income taxes | $ 81,566 | $ - |

See notes to financial statements.

## 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

***Organization*** - A.M. & M. Investment Brokers, Inc. ("the Company"), located in Rochester, New York, is a member of the National Association of Securities Dealers and is a registered broker/dealer. The Company sells securities primarily in the Upstate New York area.

The Company is a wholly owned subsidiary of A.M. & M. Financial Services, Inc. (AM&M).

***Basis of Accounting*** - The Company's financial statements are prepared on the accrual basis of accounting.

***Cash and Cash Equivalents*** - Cash and cash equivalents include all highly liquid debt instruments with an original maturity of three months or less. Cash and cash equivalents include $122,932 and $176,079 at June 30, 2001 and 2000, respectively, which represents the Company's share of cash in a pooled account with other related companies.

***Deposit*** - The Company has a cash deposit with an organization which transacts security trades on behalf of the Company. This deposit is refundable when the relationship is terminated.

***Recognition of Revenue*** - Mutual fund commissions are recognized on an accrual basis as the customers' funds are submitted to the respective mutual funds for investment.

***Use of Estimates*** - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts in the financial statements and accompanying notes. Actual results could differ from those estimates.

## 2. INCOME TAXES

The Company is included in the consolidated Federal and New York State income tax returns of AM&M.

The Company is party to an informal tax sharing agreement with AM&M. Under the terms of the agreement, the Company pays an amount of tax to AM&M equal to the amount of Federal and New York State income tax which would be due if the Company filed a separate Federal and New York State income tax return. The Company receives benefit for losses to the extent it has paid tax in the past or, if it has a net operating loss carryforward, when it realizes the benefit therefrom. The Company also provides deferred income taxes as if it was filing a separate Federal and New York State income tax return.

The income tax provisions for fiscal 2001 and 2000 reflect Federal and New York State corporate taxes at statutory rates.

The deferred tax assets and liabilities are attributable to the Company reporting on the cash basis of accounting for income tax purposes.

## 3. RELATED PARTY TRANSACTIONS

***Management Fee*** - The Company is charged a management fee by an affiliated company for providing administrative services, office space and equipment. This fee is based upon salaries and other administrative costs and was $525,191 and $423,272 for the years ended June 30, 2001 and 2000, respectively. Included in this management fee was advertising expense of $4,500 and $8,482 for fiscal 2001 and 2000, respectively.

***Commissions*** - Commissions totalling $489,603 and $319,481 were paid to the principal officer of the Company during fiscal 2001 and 2000, respectively.

***Line of Credit*** - The Company guarantees amounts borrowed under a $100,000 line of credit agreement in the name of its parent, AM&M. At June 30, 2001 and 2000, AM&M had $89,564 and $-0- in outstanding borrowings under this agreement, respectively.

# A.M. & M. INVESTMENT BROKERS, INC.
## (A Wholly Owned Subsidiary of A.M. & M. Financial Services, Inc.)

### EXCESS NET CAPITAL
### JUNE 30, 2001

Pursuant to Rule 15c3-1 of the Securities and Exchange Commission (the Net Capital Rule), the Company has the following excess net capital at June 30, 2001:

| | | |
|---|---|---|
| TOTAL ASSETS | $383,681 | |
| LESS: TOTAL LIABILITIES | 154,714 | |
| NET WORTH | 228,967 | |
| PLUS: SUBORDINATED INDEBTEDNESS | - | |
| ADJUSTED NET WORTH | 228,967 | |
| LESS: NON-ALLOWABLE ASSETS | (21,413) | |
| NET CAPITAL | | 207,554 |
| NET CAPITAL REQUIREMENTS: | | |
| 6-2/3% of aggregate indebtedness | $ 10,314 | |
| Minimum requirement | $ 50,000 | |
| Greater of the above | | 50,000 |
| EXCESS NET CAPITAL | | $157,554 |
| RECONCILIATION WITH COMPANY'S COMPUTATION (included in Part II of Form X-17-A-S as of June 30, 2001) | | |
| Net capital, as reported in Company's Part II (unaudited) FOCUS report | | $250,916 |
| Deferred income tax asset not recorded in FOCUS report | | (17,000) |
| Audit adjustment to profit sharing expense | | (26,362) |
| NET CAPITAL PER ABOVE | | $207,554 |

# A.M. & M. INVESTMENT BROKERS, INC.
# (A Wholly Owned Subsidiary of A.M. & M. Financial Services, Inc.)

**EXEMPTIVE PROVISION UNDER RULE 15c3-3 OF**
**THE SECURITIES AND EXCHANGE COMMISSION**
**JUNE 30, 2001**

The Company does not affect transactions for anyone defined as a customer under Rule 15c3-3. Accordingly, there are no items to report under the requirements of this Rule.

Deloitte & Touche LLP
2200 Chase Square
Rochester, New York 14604-1998

Tel: (716) 238-3300
Fax: (716) 232-2890
www.us.deloitte.com

Deloitte
& Touche

## INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE

To the Board of Directors of
A.M. & M. Investment Brokers, Inc.

In planning and performing our audit of the financial statements of A.M. & M. Investment Brokers, Inc. (a New York Corporation and wholly owned subsidiary of A.M. & M. Financial Services, Inc.) (the "Company") for the year ended June 30, 2001 (on which we have issued our opinion dated July 24, 2001), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with practice and procedures) followed by the Company that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Security and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisitions, use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of the inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices and procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2001 to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, management, and the Securities and Exchange Commission and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Deloitte & Touche LLP

July 24, 2001